SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Standard Management Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

853612 10 9

(CUSIP Number)

Sam Schmidt

2202 Chatsworth Court

Henderson, Nevada 89074

(702) 454-7227

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

February 23, 2007

(Date of Event Which Requires

Filing of this Statement)

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CUSIP NO.:	853612 10 9

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(1) Names of reporting persons .......................................................................................	Sheila J. Schmidt
S.S. or I.R.S. Identification Nos.
of above persons (entities only) ....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only .............................................................................................................

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(4) Source of Funds (see instructions) .............................................................................	PF

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization ..........................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power ..................................................................	3,000,000

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(8) Shared voting power ..............................................................	3,000,000

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(9) Sole dispositive power ...........................................................	3,000,000

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(10) Shared dispositive power .....................................................	3,000,000

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(11) Aggregate amount beneficially owned by each

reporting person ............................................................................................................	3,000,000

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ..............................................	15.65%

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(14) Type of reporting person (see instructions) ............................................................	IN

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CUSIP NO.:	853612 10 9

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(1) Names of reporting persons .......................................................................................	Sam Schmidt
S.S. or I.R.S. Identification Nos.
of above persons (entities only) ....................................................................................

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(2) Check the appropriate box if a member of a group	(a)	X

(b)

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(3) SEC use only .............................................................................................................

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(4) Source of Funds (see instructions) .............................................................................	PF

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(5) Check if disclosure of legal proceedings is required

pursuant to Items 2(d) or 2(e)

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(6) Citizenship or place of organization ...........................................................................	United States

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Number of shares beneficially owned by each reporting

person with:

(7) Sole voting power ...................................................................	762,195

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(8) Shared voting power ..............................................................	0

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(9) Sole dispositive power ...........................................................	762,195

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(10) Shared dispositive power .....................................................	0

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(11) Aggregate amount beneficially owned by each

reporting person ............................................................................................................	762,195

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(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

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(13) Percent of class represented by amount in Row (11) ..............................................	3.82%

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(14) Type of reporting person (see instructions) ............................................................	IN

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ITEM 1.	Security and Issuer

Name of issuer:	Standard Management Corporation

Address of issuer’s

principal executive offices:	10689 North Pennsylvania Street
Indianapolis, Indiana 46280

Title of class of securities:	Common Stock

ITEM 2.	Identity and Background

(a)	Name of person filing:	Shelia J. Schmidt
Sam Schmidt

(b)	Residence or business address:	2202 Chatsworth Court
Henderson, Nevada 89074

(c)	Present principal occupation and
name, principal business and address
where employment is conducted:	Investment Manager (Sam Schmidt)
Performance Consulting Inc.

2202 Chatsworth Court

Henderson, Nevada 89074

(d)	During the last five years the persons filing this statement have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the persons filing this statement have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the persons filing this statement were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The purchase of the shares was funded by personal funds in a custodianship account for the minor children of Sheila J. Schmidt and Sam Schmidt.

ITEM 4.	Purpose of Transaction.

The 3,000,000 shares were acquired from the issuer as an investment to provide additional capital to the issuer. The shares were purchased in partial satisfaction of an obligation under a letter agreement between Sam Schmidt and the Issuer, pursuant to which Sam Schmidt agreed to purchase a total of 20 million shares of the Issuer’s common stock subject to certain conditions (the “Letter Agreement”). The Letter Agreement, as more fully described in Item 6 below, also provides for the designation of two directors for the Issuer by Sam Schmidt and for the granting by the purchasers thereunder to certain executive officers of the Issuer of an option to purchase up to five million of the shares purchased pursuant to the Letter Agreement. The reporting persons have other no plans or proposals of the types described in the instructions to Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a)	Amount beneficially owned by Sheila J. Schmidt:	3,000,000	*

Amount beneficially owned by Sam Schmidt:	762,195	**

Amount beneficially owned by Group:	3,762,195

Percent of class:	Sheila J. Schmidt:	15.65%
Sam Schmidt:	3.82%
Group	18.87%

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*

Consists of 1,500,000 shares of common stock owned as custodian for each of two minor children. Sheila J. Schmidt has sole investment and voting control over such shares in connection with each such custodianship arrangement.

**

Sam Schmidt has entered into the Letter Agreement with the Issuer pursuant to which he has agreed to purchase, or cause affiliates or other related persons to purchase, an aggregate of 20 million shares of the Issuer’s common stock, subject to certain conditions. The shares of common stock purchased by Sheila J. Schmidt as custodian for the minor children of Sam Schmidt and Sheila J. Schmidt were purchased in partial satisfaction of this obligation and, accordingly, Sam Schmidt and Sheila J. Schmidt are acting in concert with respect to the purchase of these shares. In addition, Mr. Schmidt is the owner of a $2.5 million 6% convertible note that is currently convertible into 762,195 shares of the Issuer’s common stock, which Mr. Schmidt is deemed to own beneficially pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. Upon the purchase of the second installment of shares of common stock under the Letter Agreement, this convertible note is to be exchanged for a replacement secured note that is not convertible into Issuer common stock, and Mr. Schmidt will, therefore, cease to beneficially own these shares. Mr. Schmidt does not own any Issuer common stock of record in his name at this time.

(b)	Number of shares as to which Sheila J. Schmidt has:

(i)	Sole power to vote or direct the vote:	3,000,000
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	3,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0

Number of shares as to which Sam Schmidt has:

(i)	Sole power to vote or direct the vote:	762,195
(ii)	Shared power to vote or direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	762,195
(iv)	Shared power to dispose or to direct the disposition of:	0

(c)

No transactions in the Issuer’s common stock were effected by the reporting persons during the past 60 days other than the acquisition of 3,000,000 shares from the Issuer at $0.10 per share pursuant to the Letter Agreement.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, other than the minor children of Sheila J. Schmidt and Sam Schmidt in connection with the custodianship arrangement pursuant to which the shares are held.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.

The Letter Agreement to which Sam Schmidt and the Issuer are parties provides that Mr. Schmidt and/or designated affiliates (the “Schmidt Parties”) shall make an initial purchase of 3 million shares of the Issuer’s common stock at a purchase price of $0.10 per share (which was made on February 23, 2007).

Mr. Schmidt also agreed that the Schmidt Parties will purchase an additional 10 million of the Issuer’s common shares for an aggregate purchase price of $1,000,000 within 24 hours after the Issuer provides to Mr. Schmidt a first priority security interest in certain real estate located in Bloomington, Indiana owned by a subsidiary of the Issuer. The security interest will secure existing indebtedness in the principal amount of $2.5 million owed to Mr. Schmidt by the Issuer pursuant to a 6% convertible note due 2008 (the “Convertible Note”). The Issuer sold the Convertible Note to Mr. Schmidt in November 2004. In connection with the granting of the security interest, the Convertible Note will be cancelled and replaced with a replacement note that is not convertible into common stock.

Mr. Schmidt further agreed that Schmidt Parties will purchase another 7 million of the Issuer’s common shares for an aggregate purchase price of $700,000 within 24 hours after the Issuer provides to Mr. Schmidt a first priority security interest in the personal property of the Issuer and a pledge of the shares of the Issuer’s subsidiary, Precision Healthcare, Inc., securing the same indebtedness.

In the event the Issuer is unable to provide the security interests described above to Mr. Schmidt on or before March 22, 2007, the Issuer is obligated to repurchase the 300,000 common shares purchased by Sheila J. Schmidt as custodian on February 23, 2007. The Issuer’s obligation to repurchase such shares is secured by a second mortgage on the Bloomington real estate.

Mr. Schmidt agreed to vote (and cause the Schmidt Parties to vote) the purchased shares of the Issuer’s common shares for the election to the Issuer’s board of directors of himself, Mr. Dennis King, Mr. Ronald D. Hunter, James H. Steane II, and Mr. Dainforth B. French, Jr.  Mr. Hunter, Mr. Steane and Mr. French are all of the current members of the board of directors of the Issuer. After the completion of all of the transactions contemplated by the Letter Agreement, the Schmidt Parties will beneficially own in the aggregate approximately 55.3% of the Issuer’s outstanding common shares, and would have the voting power to ensure the election of the persons named above to the Issuer’s board of directors.

Upon the purchase by the Schmidt Parties of the additional 10 million of the Issuer’s common shares as described above, the Schmidt Parties will grant options to purchase three million of the Issuer’s common shares to Mr. Ronald D. Hunter, one million of the Issuer’s common shares to Dr. Mark B.L. Long, and one million of the Issuer’s common shares to Dr. Martial R. Knieser. The exercise price of the options will be $0.20 per share, and the options will have a term of two years. Each of Mr. Hunter, Dr. Long and Dr. Knieser is an officer of the Issuer.

Within 15 days after the earlier of (i) the purchase by the Schmidt Parties of all of the shares contemplated by the Letter Agreement, or (ii) the Issuer’s sale of Precision Healthcare, Inc. to Universal HealthCare Company, LLC, the Issuer is obligated to repay certain indebtedness owed either to Mr. Schmidt or his affiliates in the approximate principal amount of $200,000.

The Reporting Persons have not entered into any other contracts, arrangements or understandings with respect to the acquisition, ownership, voting or disposition of the securities of the Issuer.

ITEM 7.	Material to Be Filed as Exhibits.

99.1	Written Agreement Relating to the Filing of Joint 13D Statement – SEC Rule 13d-1(k).

99.2

Letter Agreement between Sam Schmidt and Standard Management Corporation, incorporated by reference to Exhibit 99.1 to the Current Report of Standard Management Corporation on Form 8-K (File No. 0-20882) filed March 1, 2007.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2007	/s/ Sheila J. Schmidt
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Sheila J. Schmidt

/s/ Sam Schmidt
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Sam Schmidt